SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 19 May 2005

NATIONAL GRID TRANSCO plc

(Registrant's Name)

1-3 Strand
London
WC2N 5EH
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[ X ]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

By: s/ David C. Forward

Name: David C. Forward
Title: Assistant Secretary

Date: 19 May 2005

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange on 19 May 2005:

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement:

'National Grid Transco plc
-Results for the year ended 31 March 2005'

19 May 2005

National Grid Transco plc
Results for the year ended 31 March 2005

Sustained earnings growth. Key strategic transactions. Positive outlook.

  Good operating performance, especially in the US
  A year of significant strategic achievement
                o     Gas distribution network sales completion expected 1 June 2005
                o     Acquisition of Crown Castle UK - performance in line with expectations
  20% increase in full year dividend
  Positive outlook for medium term growth through organic investment

Financial highlights - £ million (except where indicated) Years ended 31 March

2005		2004 - restated (Note A)	% change
Underlying business results (Note B)
Operating profit - constant currency basis (Note C)	2,212	2,148	3
Operating profit - actual exchange rate	2,212	2,213	0
Pre-tax profit	1,429	1,391	3
Earnings	1,106	1,039	6
Earnings per share	35.9p	33.9p	6

Statutory results
Operating profit	1,852	1,837	1
Pre-tax profit	1,152	1,337	(14)
Earnings	908	1,074	(15)
Earnings per share *	29.5p	35.0p	(16)

Dividend per share	23.7p	19.78p	20

Underlying business results exclude goodwill amortisation and exceptional items. For notes A, B and C - see REVIEW OF GROUP RESULTS below. * Statutory EPS last year included a 7.4p exceptional gain related to the Energis EPICs bond.

Sir John Parker, Chairman, said:

"Once again the Group has had a good year. This set of financial results demonstrates the strength of the Group's strategy aimed at delivering premium returns. The business is performing well. Our safety record has improved on our already very high standards and we were pleased to be ranked 2nd in the prestigious Business in the Community's 2004 Corporate Responsibility Index.

"Investment in our businesses, including acquisitions, has reached £3.0bn this year. Our organic and strategic investments are set to deliver further significant medium-term growth for shareholders. The process to obtain the final regulatory approvals required to complete the planned sales of four of our UK gas distribution networks is nearing completion, enabling us to return £2bn to shareholders.

All of these achievements are to the credit of our management and employees.

"The Board is recommending a 28% increase in the final dividend, leading to a 20% increase in the full year dividend and an almost 40% increase in the last 2 years. Reflecting the Group's financial strength and future prospects, we are also retaining our 7% per annum dividend growth target for the three years to March 2008."

National Grid Transco
2004/05 Full Year Results
----------------------------------------------------------------

OVERVIEW

The Group's strategy is based on driving strong operational performance, effective management of regulation and disciplined capital management. This strategy has delivered another good set of financial results, with underlying earnings per share increasing 6% since last year, resulting in a total increase of 32% since the merger of National Grid Group and Lattice Group.

Underlying operating profit on a constant currency basis was up 3%. This primarily reflected the increases in underlying operating profit from Transmission and US Distribution, and the contribution from Crown Castle UK. These factors have more than offset the expected reduction in profits from UK Gas Distribution, caused largely by the planned increase in expenditure in the iron mains replacement programme (£86m) and the year-on-year reduction in transportation prices.

The Group is making good progress towards obtaining the required regulatory approvals to complete the sales of four of its UK gas networks, which are now expected to complete on 1 June 2005. With cash proceeds of £5.8bn, the sales represent a major step in value creation. Completion will enable both a £2.0bn return of value to the Group's shareholders and the repayment of around £2.3bn of debt.

The return of value will be by way of a B share scheme under which shareholders may opt to receive the return either as income or capital. It is planned that the Extraordinary General Meeting seeking shareholder approval for the B share scheme and the associated ordinary share capital consolidation will be held on the same day as the Annual General Meeting, 25 July 2005, with the return of value occurring during August.

REVIEW OF GROUP RESULTS

Turnover from continuing activities was £8.5bn, up £0.1bn, on a constant currency basis.

Underlying operating profit was £2,212m, up £64m from £2,148m, on a constant currency basis.

Despite the increases in interest rates during the year, the Group's net interest expense decreased by £7m to £783m on a constant currency basis.

Underlying profit before tax was up 5% from £1,358m to £1,429m on a constant currency basis.

The tax charge on underlying profit for the year was £324m and includes a credit in respect of prior years of £30m. The effective tax rate on underlying profits before the prior year tax credit was 25% while the effective tax rate, including the credit in respect of prior years, was 23%.

The weaker US dollar reduced underlying operating profit by £65m but, the net exchange rate impact on underlying earnings, after interest, tax, and minority interests, was £21m.

Underlying earnings and underlying earnings per share were both up 6% from last year, underlying earnings to £1,106m, up from £1,039m last year, and underlying earnings per share to 35.9p, up from 33.9p last year.

There were net exceptional charges (including both operating and non-operating exceptional items) totalling £168m before tax, comprising:

  Restructuring costs of £210m (£158m after tax), primarily in UK gas distribution, relating to both planned cost reduction programmes and the gas distribution network sales process
  Environmental charges of £41m (£26m after tax)
  Gains on sales of tangible fixed assets and businesses of £83m (£82m after tax)

After exceptional items and goodwill amortisation, basic earnings per share were 29.5p, down from 35.0p last year, when the Group had a significant net exceptional gain arising from the settlement of the Energis-related EPICs bond, which enhanced last year's earnings per share by 7.4p.

The Group generates strong cash flows and underlying cash flow from operations of £3.1bn was over £3bn for the third consecutive year since the completion of the merger between National Grid Group and Lattice Group.

The Group maintained its high levels of investment, with capital expenditure for the year of £1.4bn, including £187m relating to the Isle of Grain and Basslink projects. In addition, the Group invested £474m in replacement expenditure in UK gas distribution. With the Group's acquisition of the UK operations of Crown Castle International Corp. of £1.1bn, total investment was £3.0bn for the year.

Group net debt was up £0.9bn to £13.5bn at 31 March 2005. This mainly reflects the £1.1bn acquisition of the UK operations of Crown Castle International Corp.

A final dividend of 15.2p per ordinary share ($1.3869 per American Depositary Share (ADS)) will be paid on 24 August 2005 to shareholders on the register as at 10 June 2005.

Note A: During 2004/05 the Group implemented FRS 20 (Share-based Payment). The figures for 2003/04 shown in the table have been restated for the impact of FRS 20.

Note B: "Underlying business results" represent the primary measures used by the Board and are presented before goodwill amortisation and exceptional items. The Board believes that exclusion of these items provides a better comparison of results from year to year as well as with other UK companies where it is customary to exclude goodwill amortisation. Unless otherwise stated, all financial commentaries in this announcement are on an "underlying business results" basis and are preceded by the word "underlying". Reconciliations of these measures to statutory measures are provided in the Group Profit & Loss Account, Notes 5(a) and 5(b), and the Group Cash Flow Statement.

Note C: "Constant currency basis" refers to the reporting of the actual current year results against the prior year analogous results which, in respect of any US$ currency denominated activity, have been retranslated using the average US$ exchange rate for the year ended 31 March 2005, which was $1.87 to £1.00. The average rate for the year ended 31 March 2004 was $1.68 to £1.00.

REVIEW OF OPERATIONS

TRANSMISSION

Year ended 31 March	2005 (£m)	2004 (£m) (restated)	% Change
Underlying operating profit
UK electricity transmission	538	478	13
UK gas transmission	271	281	(4)
UK electricity and gas transmission	809	759	7

US electricity transmission
- constant currency basis	123	119	3
- actual exchange rate	123	133	(8)

Underlying operating profit from UK electricity and gas transmission was up 7% at £809m compared with £759m last year. This reflected the beneficial timing impacts from the connections charging reform ("Plugs") of £54m and the collection of the under-recovery of electricity transmission owner revenue of £26m. These increases were partially offset by pension deficit charges, higher by £11m, and incentive profits, lower by £16m, against the backdrop of tougher regulatory targets in both the electricity and gas system operator incentive schemes. Transmission operator controllable costs, which exclude increases in ongoing pension costs, were reduced by 1% in real terms during the year.

The British Electricity Transmission and Trading Arrangements were successfully introduced on 1 April 2005. These extend the Group's System Operator role into Scotland. A new incentive scheme for network reliability was introduced on 1 January 2005, the initial period of which covers the 15 months through to 31 March 2006. Reliability performance since this scheme began has been encouraging.

The Group is working closely with Ofgem on the mini-review to extend the electricity transmission price control by one year to April 2007, with final proposals expected this autumn. It is anticipated that this review and the main 5-year review next year, will recognise the increased levels of investment that have already been committed and which will be necessary in the future on both asset replacement and new infrastructure. The Group also anticipates gas transmission investment rising sharply, with several major gas transmission pipelines over the next few years, reflecting required infrastructure changes as the UK increases imports of gas.

In the US, underlying operating profit from US electricity transmission was up £4m to £123m on a constant currency basis. This was primarily due to reduced costs.

The Group continues to support the recently created New England regional transmission organisation and has filed with FERC requesting an increased return on equity for both existing operations and new transmission investment. In April 2005, following a strategic review, GridAmerica announced that it would cease operations with effect from 1 November 2005. The Group will be looking to reapply the skills and knowledge brought to its participation in GridAmerica as it seeks to develop transmission interests in North America. GridAmerica contributed £2m of underlying operating profit during the year.

UK GAS DISTRIBUTION

Year ended 31 March	2005 (£m)	2004 (£m) (restated)	% Change

Underlying operating profit	570	716	(20)
Replacement expenditure	474	388	22

Underlying operating profit from UK gas distribution was down £146m at £570m compared with £716m last year. Formula income declined £53m, primarily from reduced transportation prices, due to the timing of allowed revenue recoveries, exacerbated by a very mild winter. Revenues would have been some £70m higher if seasonal normal temperatures had occurred. The planned increase of replacement expenditure (repex), which is fully expensed, was £86m. The remainder of the year-on-year variance was due to a £17m increase in charges relating to gas commodity prices and a reduction in pension costs of £9m primarily due to deficit charges.

Further cost efficiencies have been achieved against the backdrop of substantial organisational change and the significant volume of work required to design and implement a new industry structure as a result of the planned network sales. Controllable costs, which exclude increases in ongoing pension costs and shrinkage gas commodity prices, decreased by 3% in real terms during the year and have now decreased 23% in real terms since March 2002.

The restructuring programme in the four retained networks is well advanced. This centralises many business processes on two key centres in the Midlands and is intended to facilitate improvements in efficiency and reduce controllable costs. This is particularly focused on bringing overheads into line with the smaller size of the retained business. The Group has also entered into 8-year alliances with key contractors to enhance the safe, efficient and sustainable delivery of the repex programme.

US DISTRIBUTION

Year ended 31 March	2005 (£m)	2004 (£m) (restated)	% Change

Underlying operating profit (constant currency basis)
US electricity and gas distribution	374	325	15
US stranded cost recoveries	121	121	-
	495	446	11

Underlying operating profit (actual exchange rate)
US electricity and gas distribution	374	362	3
US stranded cost recoveries	121	134	(10)
	495	496	-

The performance of US electricity and gas distribution was particularly strong. Underlying operating profit was up 15% at £374m on a constant currency basis compared with £325m last year.

Electricity delivery volumes increased 0.5% compared to the prior year. On a weather adjusted basis, total electricity delivery volumes increased by 1.4% and by 1.7% in the important domestic sales category, adding £17m to underlying operating profit. The year-on-year weather effect reduced underlying operating profit by some £9m, primarily due to a cooler than normal summer.

US controllable costs have been reduced by 20% in real terms since 2001/02, including a £35m reduction since last year, due primarily to staffing reductions and the improved management of bad debts.

Good progress has been made on implementing a new contract reached last autumn with the labour union in New York. Together with the 2003 agreement with the New England unions, this will enable the business to increase productivity still further through more efficient working practices alongside additional benefits in terms of safety and service standards.

The Group's US operations generated very strong cash flow of £902m, almost £300m more than in 2003/04 due to lower pension and post retirement funding and the recovery of commodity costs.

WIRELESS INFRASTRUCTURE

Year ended 31 March	2005 (£m)	2004 (£m) (restated)	% Change

Underlying operating profit	46	6	667

Underlying operating profit for the Group's Wireless Infrastructure business was up £40m at £46m due to the acquisition of the UK operations of Crown Castle International Corp. on 31 August 2004. The business is performing in line with the Group's expectations and the integration with the Group's existing business, Gridcom UK, is on schedule. More than half of the £18m annualised cash savings targeted for March 2006 have already been realised. With continued demand for new mobile tenancies and attractive prospects in broadcast, the business is on track to deliver strong profit growth.

OTHER ACTIVITIES

Year ended 31 March	2005 (£m)	2004 (£m) (restated)	% Change

Underlying operating profit	169	103	64

Underlying operating profit from the Group's Other activities (including joint ventures), was up £66m at £169m compared with £103m last year. This reflects increased property stock sales by SecondSite, the elimination of losses at Fulcrum Connections and items relating to insurance. These were only partially offset by the expected impact of lower prices charged by the Group's Metering business under new contracts signed with its gas supply customers.

The first phase of the Group's Liquefied Natural Gas (LNG) import terminal at the Isle of Grain is targeted to commence commissioning next month. Cumulative investment has now reached £111m. In March, the Group announced a £355m investment to expand the terminal. This will see capacity triple by the end of 2008, providing around 12% of the UK's expected annual gas demand. These investments are underpinned by 20-year contracts signed with BP, Centrica, Gaz de France and Sonatrach. Completion of the Group's Basslink project in Australia, supported by a long term contract with Hydro Tasmania, has been delayed due to several transformers being damaged en route to Australia. Commissioning is now expected in the second quarter of 2006, but this delay will not impact the expected returns of the project.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

These are the final set of results the Group will report under UK GAAP as next year's results will be reported under International Financial Reporting Standards (IFRS). To aid understanding of the Group's transition to IFRS, summary results under UK GAAP and IFRS are presented here. The IFRS figures are unaudited and may change as the Group finalises its analysis of the effects of IFRS.

The adoption of IFRS in the Group accounts represents an accounting change only, and will not affect the operations, cash flows or distributable reserves of the Group. Similarly, there will be no impact on the regulatory asset values or regulatory agreements of any of the Group's businesses.

The Group has adopted IAS 39 (Financial Instruments: Recognition and Measurement) from 1 April 2005 and therefore, the results presented under IFRS do not include any effects of that standard.

Unaudited impacts of IFRS adoption for the year ended 31 March 2005 £ million (except where indicated)

UK GAAP		IFRS (unaudited)	% change
Underlying business results (Note B)
Operating profit	2,212	2,866	30
Pre-tax profit	1,429	2,155	51
Earnings	1,106	1,601	45
Earnings per share	35.9p	51.9p	45

Statutory results
Operating profit	1,852	2,570	39
Pre-tax profit	1,152	1,880	63
Earnings	908	1,424	57
Earnings per share	29.5p	46.2p	57

As set out in the Group's presentation and announcement earlier this year, the most significant impacts from the adoption of IFRS arise from the change in accounting treatments for repex and regulatory assets. Other key areas that are affected include the treatment of pensions and other post-retirement benefits, profits on disposals of properties, deferred taxation and goodwill. These adjustments would have resulted in a higher underlying operating profit than that reported under UK GAAP in 2004/05 by some £654m and higher underlying earnings per share by around 16.0p.

The underlying effective tax rate under IFRS in 2004/05 would have been 27%. Going forward, the increase in underlying pre-tax profit from IFRS and the change in the mix of Group pre-tax profits following the sales of the gas distribution networks will result in an increase to the Group's underlying effective tax rate to around 30%. Draft legislation proposed by the UK government before the election but not due to be enacted until July may further impact the Group's effective tax rate.

Further detail on the Group's 2004/05 results under IFRS is included in appendix A to this release.

BOARD CHANGES

Following James Ross's retirement on 21 October 2004, the Board is delighted to welcome John Allan, Chief Executive of Exel plc, who has been appointed to the Board as a Non-Executive Director with effect from 1 May 2005.

OUTLOOK AND DIVIDEND POLICY

The Board remains confident in the Group's future prospects based upon the fundamental strengths of its businesses and the delivery of value from its strategy. The Group has strong medium term prospects with specific growth factors in each of the businesses, including revenue growth, capital investment opportunities and continued cost efficiencies. The Group will continue to maintain its disciplined approach to both organic and strategic investment.

With this confidence in future growth prospects, coupled with the Group's strong financial position and the planned network sales, the Board is recommending a 28% increase in the final dividend to 15.2p per ordinary share, ($1.3869 per American Depositary Share (ADS)). The final dividend will be paid on 24 August 2005 to shareholders on the register as at 10 June 2005. Looking ahead, the Group retains its target to increase dividends per ordinary share expressed in sterling by 7% in each financial year up to 31 March 2008.

CONTACT DETAILS

National Grid Transco:

Investors
Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879(m)
David Campbell	+44 (0)20 7004 3171	+44 (0)7799 131783(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
Bob Seega (US)	+1 508 389 2598

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)

An analyst presentation will be held at City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 9:00 am (UK time) today.

Live telephone coverage of the analyst presentation - password National Grid Transco

Dial in number	+44 (0)20 7081 9429
US call in number	+1 866 432 7186

Telephone replay of the analyst presentation (available until 2 June 2005)

Dial in number	+44 (0)20 7081 9440
Account number	869448
Recording number	452121

A live web cast of the presentation will also be available at www.ngtgroup.com

Photographs are available on www.newscast.co.uk

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid Transco's ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to continue to integrate the US and UK businesses acquired by or merged with National Grid Transco, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid Transco's pension schemes and the regulatory treatment of pension costs, the impact of the separation and planned sales by National Grid Transco of four of its UK gas distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks owned and/or operated by National Grid Transco. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid Transco's filings with the US Securities and Exchange Commission (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEARS ENDED 31 MARCH		2005	2004
			(restated)
	Notes	£m	£m
		============	============
Group turnover - continuing operations before acquisition		8,373	8,875
Group turnover - acquisition	2a	148	-
		------------	------------
Group turnover - continuing operations	2a	8,521	8,875
Group turnover - discontinued operations	2a	-	158
		------------	------------
Group turnover		8,521	9,033
Operating costs		(6,676)	(7,203)
		------------	------------
Operating profit of Group undertakings - continuing operations before acquisition		1,829	1,830
Operating profit of Group undertakings - acquisition	2c	16	-
		------------	------------
Operating profit of Group undertakings - continuing operations	2c	1,845	1,830
		------------	------------

Share of joint ventures' operating profit - continuing operations	2c	6	7
Share of joint ventures' operating profit - discontinued operations	2c	1	-
		------------	------------
Share of joint ventures' operating profit		7	7
		------------	------------
Operating profit
- Before exceptional items and goodwill amortisation	2b	2,212	2,213
- Exceptional items	3a	(251)	(277)
- Goodwill amortisation		(109)	(99)
		------------	------------
Total operating profit		1,852	1,837

Non-operating exceptional items	3b	83	322

Net interest	4	(783)	(822)
		------------	------------
Profit on ordinary activities before taxation
- Before exceptional items and goodwill amortisation		1,429	1,391
- Exceptional items and goodwill amortisation		(277)	(54)
		------------	------------
		1,152	1,337
Taxation
- Excluding exceptional items		(324)	(350)
- Exceptional items	3c	79	89
		------------	------------
		(245)	(261)
		------------	------------
Profit on ordinary activities after taxation		907	1,076
Minority interests		1	(2)
		------------	------------
Profit for the year
- Before exceptional items and goodwill amortisation		1,106	1,039
- Exceptional items and goodwill amortisation		(198)	35
		------------	------------
		908	1,074
Dividends	6	(731)	(609)
		------------	------------
Profit transferred to profit and loss account reserve		177	465
		============	============

EARNINGS AND DIVIDENDS PER ORDINARY SHARE FOR THE YEARS ENDED 31 MARCH		2005	2004
			(restated)
	Notes	Pence	Pence
		===========	===========
Basic earnings (including exceptional items and goodwill amortisation)	5a	29.5	35.0
Adjusted basic earnings (excluding exceptional items and goodwill amortisation)	5a	35.9	33.9
		===========	===========
Dividends per ordinary share	6	23.7	19.78
		===========	===========

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND
LOSSES FOR THE YEARS ENDED 31 MARCH	2005	2004
		(restated)
	£m	£m
	============	============
Profit for the year	908	1,074
Exchange adjustments	(73)	(417)
Tax on exchange adjustments	-	(12)
	------------	------------
Total recognised gains and losses relating to the year	835	645
	------------	------------
Prior year adjustment (i)	(140)
	------------
Total recognised gains and losses since last annual report	695
	============

i) During the year ended 31 March 2005, the Group adopted Financial Reporting Standard (FRS) 20 "Share-based Payment" - see note 1.

GROUP BALANCE SHEET AT 31 MARCH	2005	2004
		(restated)
	£m	£m
	============	============
Fixed assets
Intangible assets	2,003	1,537
Tangible assets	17,746	16,706
Investments in joint ventures	17	19
Other investments	131	132
	------------	------------
	19,897	18,394
	------------	------------

Current assets
Stocks	101	91
Debtors (amounts falling due within one year)	1,545	1,588
Debtors (amounts falling due after more than one year)	2,498	2,708
Cash and investments	670	616
	------------	------------
	4,814	5,003
Creditors (amounts falling due within one year)	(6,148)	(4,513)
	------------	------------
Net current (liabilities)/assets	(1,334)	490
	------------	------------
Total assets less current liabilities	18,563	18,884
Creditors (amounts falling due after more than one year)	(12,800)	(13,464)
Provisions for liabilities and charges	(4,372)	(4,149)
	------------	------------
Net assets employed	1,391	1,271
	============	============

Capital and reserves
Called up share capital	309	309
Share premium account	1,289	1,280
Other reserves	(5,131)	(5,131)
Profit and loss account	4,892	4,763
	------------	------------
Equity shareholders' funds	1,359	1,221
Minority interests	32	50
	------------	------------
Total shareholders' funds	1,391	1,271
	============	============

Net debt included above	13,549	12,632
	------------	------------

RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS'
FUNDS FOR THE YEARS ENDED 31 MARCH	2005	2004
		(restated)
	£m	£m
	============	============
Profit for the year	908	1,074
Dividends	(731)	(609)
	------------	------------
	177	465
Issue of ordinary shares	9	34
Movement in shares held by employee share trust	5	5
Employee option scheme issues	16	25
Deferred tax on employee option schemes	4	-
Exchange adjustments	(73)	(417)
Tax on exchange adjustments	-	(12)
	------------	------------
Net increase in equity shareholders' funds	138	100
	------------	------------
Opening shareholders' funds as previously reported	1,213	1,113
Restatement of opening equity shareholders' funds on adoption of FRS 20 (i)	8	8
	------------	------------
Opening equity shareholders' funds as restated	1,221	1,121
	------------	------------
Closing equity shareholders' funds	1,359	1,221
	============	============

i) During the year ended 31 March 2005, the Group adopted Financial Reporting Standard (FRS) 20 "Share-based Payment" - see note 1.

GROUP CASH FLOW STATEMENT FOR THE YEARS ENDED 31 MARCH		2005	2004
	Notes	£m	£m
		============	============
Net cash inflow from operating activities before exceptional items	8	3,103	3,058
Expenditure relating to exceptional items		(194)	(248)
		------------	------------
Net cash inflow from operating activities		2,909	2,810

Dividends from joint ventures		5	8

Net cash outflow for returns on investments and servicing of finance		(758)	(692)

Taxation
Net corporate tax paid		(150)	(18)

Capital expenditure and financial investment
Net payments to acquire intangible and tangible fixed assets		(1,354)	(1,400)
Receipts from disposals of tangible fixed assets		92	146
		------------	------------
Net cash outflow for capital expenditure and financial investment		(1,262)	(1,254)

Acquisitions and disposals
Payments to acquire Group undertakings	7	(1,151)	-
Less: Cash acquired with Group undertaking		29	-
		------------	------------
		(1,122)	-
Payments to acquire investments		(16)	(26)
Receipts from disposal of investments		8	33
		------------	------------
Net cash (outflow)/inflow for acquisitions and disposals		(1,130)	7

Equity dividends paid		(628)	(560)
		------------	------------
Net cash (outflow)/inflow before the management of liquid resources and financing		(1,014)	301

Net cash outflow from the management of liquid resources	9	(54)	(48)

Financing
Issue of ordinary shares		13	38
Termination of cross-currency swaps	9	-	148
Increase/(decrease) in borrowings	9	1,068	(426)
		------------	------------
Net cash inflow/(outflow) from financing		1,081	(240)
		------------	------------
Movement in cash and overdrafts	9	13	13
		============	============

NOTES TO THE PRELIMINARY ANNOUNCEMENT

1. Basis of preparation

The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2005, which will be filed with the Registrar of Companies in due course. The auditors' report on these accounts is unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

New accounting standards

Adoption of Financial Reporting Standard (FRS) 20

During the year the Group adopted FRS 20 "Share-based Payment". The adoption of this standard constitutes a change in accounting policy. Therefore, the impact has been reflected as a prior year adjustment in accordance with FRS 3 "Reporting Financial Performance".

The standard requires that where shares or rights to shares are granted to third parties, including employees, a charge should be recognised in the profit and loss account based on the fair value of the shares at the date the grant of shares or right to shares is made.

For the year ended 31 March 2005, the adoption of FRS 20 has reduced both basic and adjusted operating profit by £16m, reduced basic and adjusted profit for the year by £9m and increased net assets employed by £19m. Adjusted profit is reported before including the impact of exceptional items and amortisation of goodwill.

The effect of the adoption of FRS 20 on prior year comparatives is as follows:

	Year ended 31 March 2004				At 31 March 2004
	Operating profit		Profit for the year		Net assets employed
	Before exceptional items and goodwill amortisation	After exceptional items and goodwill amortisation	Before exceptional items and goodwill amortisation	After exceptional items and goodwill amortisation
	£m	£m	£m	£m	£m
As previously reported	2,238	1,862	1,064	1,099	1,263
Impact of FRS 20	(25)	(25)	(25)	(25)	8
As restated	2,213	1,837	1,039	1,074	1,271

The prior year adjustment recorded in the Group Statement of Total Recognised Gains and Losses reflects the cumulative profit and loss impact of FRS 20 at 31 March 2004 of £140m after deferred tax (£148m before deferred tax). The corresponding entry to the pre-tax FRS 20 charge is recorded through the profit and loss account reserve. Therefore, the impact of restatements for FRS 20 on the profit and loss account reserve at 31 March 2004 represents only the deferred tax credit of £8m.

This preliminary results announcement was approved by the Board of Directors on 18 May 2005.

2. Segmental analysis

Segmental information is presented in accordance with the management responsibilities and economic characteristics of the Group's business activities.

As a result of the acquisition of the UK operations of Crown Castle International Corp. (Crown Castle UK), as described in note 7, a new business segment has been presented for the first time. The results of Crown Castle UK have been combined with similar activities of the existing operations of the Group and presented as a new segment, "Wireless infrastructure", below. The related comparative numbers of this segment were previously included within "Other activities".

We have changed the segments in our US operations, combining our US electricity distribution and US gas distribution activities to form a new segment, "US electricity and gas distribution". The Directors believe that their economic characteristics are similar as they receive revenues under similar regulatory schemes. We have also created a new segment, "US stranded cost recoveries", in order to enhance the visibility of this activity.

Included within the continuing operations of the UK gas distribution activity are amounts relating to four gas distribution networks that the Group has agreed to sell. These amounts have been disclosed in the analyses of continuing operations of Group undertakings below as "Existing businesses - businesses to be disposed".

a) Group turnover

Years ended 31 March	2005	2004
		(restated)
	£m	£m
	========	========
Continuing operations
UK electricity and gas transmission	1,930	1,867
US electricity transmission	283	318
UK gas distribution	2,215	2,245
US electricity and gas distribution	3,114	3,494
US stranded cost recoveries	420	507
Wireless infrastructure	208	72
Other activities	844	834
Sales between businesses	(493)	(462)
	--------	--------
	8,521	8,875

Discontinued operations	-	158
	--------	--------
	8,521	9,033
	========	========
Geographical analysis
UK	4,723	4,736
US	3,798	4,297
	--------	--------
	8,521	9,033
	========	========
Continuing operations of Group undertakings comprise:
Existing businesses - businesses to be disposed	1,102	1,115
Existing businesses - other	7,271	7,760
Acquisition (Crown Castle UK)	148	-
	--------	--------
	8,521	8,875
	========	========

2. Segmental analysis (continued)

b) Operating profit - before exceptional items and goodwill amortisation

Years ended 31 March	2005	2004
		(restated)
	£m	£m
	========	========
Group undertakings - continuing operations
UK electricity and gas transmission	809	759
US electricity transmission	123	133
UK gas distribution	570	716
US electricity and gas distribution	374	362
US stranded cost recoveries	121	134
Wireless infrastructure	46	6
Other activities	162	96
	--------	--------
Operating profit of Group undertakings	2,205	2,206
	--------	--------
Joint ventures - continuing operations
Electricity activities	6	7

Joint ventures - discontinued operations	1	-
	--------	--------
Operating profit of joint ventures	7	7
	--------	--------
Total operating profit	2,212	2,213
	========	========
Geographical analysis
UK	1,583	1,576
US	623	631
Latin America	1	-
Rest of the World	5	6
	--------	--------
	2,212	2,213
	========	========
Continuing operations of Group undertakings comprise:
Existing businesses - businesses to be disposed	345	407
Existing businesses - other	1,821	1,799
Acquisition (Crown Castle UK)	39	-
	--------	--------
	2,205	2,206
	========	========

2. Segmental analysis (continued)

c) Operating profit - after exceptional items and goodwill amortisation

Years ended 31 March	2005	2004
		(restated)
	£m	£m
	========	========
Group undertakings - continuing operations
UK electricity and gas transmission	807	745
US electricity transmission	102	105
UK gas distribution	390	627
US electricity and gas distribution	286	194
US stranded cost recoveries	121	136
Wireless infrastructure	10	(6)
Other activities	129	29
	--------	--------
Operating profit of Group undertakings	1,845	1,830
	--------	--------
Joint ventures - continuing operations
Electricity activities	6	7

Joint ventures - discontinued operations	1	-
	--------	--------
Operating profit of joint ventures	7	7
	--------	--------
Total operating profit	1,852	1,837
	========	========
Geographical analysis
UK	1,336	1,416
US	510	415
Latin America	1	-
Rest of the World	5	6
	--------	--------
	1,852	1,837
	========	========
Continuing operations of Group undertakings comprise:
Existing businesses - businesses to be disposed	271	351
Existing businesses - other	1,558	1,479
Acquisition (Crown Castle UK)	16	-
	--------	--------
	1,845	1,830
	========	========

3. Exceptional items

a) Operating

Years ended 31 March	2005	2004
	£m	£m
	========	========
Continuing operations
Restructuring costs (i)	210	249
Environmental provision (ii)	41	28
	--------	--------
Total operating exceptional items	251	277
	========	========

i) Restructuring costs relate to costs incurred in cost reduction programmes in the UK and US businesses (2005: £158m after tax, 2004: £170m after tax). Restructuring costs include £62m of costs associated with the proposed disposal of UK-based distribution networks (2004: £24m).
ii) During the year ended 31 March 2005, a review of the environmental provision was undertaken to take into account the impact of recent changes to UK regulations on waste disposal. This review together with related revisions to the expected expenditure profile has resulted in a charge of £41m (£26m after tax). The 2004 charge of £28m resulted from the completion of site investigations in the UK during that year (£28m after tax).

b) Non-operating

Years ended 31 March	2005	2004
	£m	£m
	========	========
Continuing operations
Profit on disposal of tangible fixed assets (iii)	(70)	(96)
	--------	--------

Discontinued operations
Gain on assets held for exchange (iv)	-	(226)
Profit on sale or termination of operations (v)	(13)	-
	--------	--------
	(13)	(226)
	--------	--------
Total non-operating exceptional items	(83)	(322)
	========	========

iii) The after tax profit on disposal of tangible fixed assets was £69m (2004: £96m).
iv) The gain on assets held for exchange related to the profit recognised on Energis shares delivered to Equity Plus Income Convertible Securities (EPICs) bondholders on 6 May 2003 in settlement of all EPICs outstanding at that date that had a carrying value of £243m. This transaction represented the culmination of a deferred sale arrangement entered into in February 1999. The after tax gain on assets held for exchange was £226m.
v) The credit for 2005 represents the profit on sale of the joint venture investment in Compañia Inversora En Transmicion Electrica S.A. (Citelec) (£13m after tax).

c) Taxation

The exceptional tax credit for 2005 of £79m includes a credit amounting to £22m associated with the prior period disposal of Energis, a former associate company; a £3m credit associated with the prior period write down of investments; and a £12m charge relating to the settlement of the liabilities arising from operating the Group's Qualifying Employee Share Ownership Trust.

In 2004, the exceptional tax credit of £89m included a credit amounting to £10m relating to investments disposed of in prior periods.

4. Net interest

Years ended 31 March	2005	2004
	£m	£m
	==========	===========
Interest payable and similar charges	891	920
Unwinding of discount on provisions	7	11
Interest capitalised	(63)	(55)
	-----------	-----------
Interest payable and similar charges net of interest capitalised	835	876
Interest receivable and similar income	(62)	(58)
	-----------	-----------
	773	818
Joint ventures	10	4
	-----------	-----------
	783	822
	==========	===========

5. Earnings per share and adjusted profit on ordinary activities before taxation

a) Earnings per share

	Year ended 31 March 2005
			Weighted
	Earnings	Profit	average
	per	for the	number
	share	year	of shares
	pence	£m	million
	=========	=========	=========
Basic, including exceptional items and goodwill amortisation	29.5	908	3,082
Exceptional operating items (note 3(a))	8.1	251	-
Exceptional non-operating items (note 3(b))	(2.7)	(83)	-
Exceptional tax credit (note 3(c))	(2.5)	(79)	-
Goodwill amortisation	3.5	109	-
	----------	----------	----------
Adjusted basic, excluding exceptional items and goodwill amortisation	35.9	1,106	3,082
Dilutive impact of employee share options	(0.2)	-	14
	----------	----------	----------
Adjusted diluted, excluding exceptional items and goodwill amortisation	35.7	1,106	3,096
Exceptional operating items (note 3(a))	(8.1)	(251)	-
Exceptional non-operating items (note 3(b))	2.7	83	-
Exceptional tax credit (note 3(c))	2.5	79	-
Goodwill amortisation	(3.5)	(109)	-
	----------	----------	----------
Diluted, including exceptional items and goodwill amortisation	29.3	908	3,096
	=========	=========	=========

5. Earnings per share and adjusted profit on ordinary activities before taxation (continued)

a) Earnings per share (continued)
	Year ended 31 March 2004
			Weighted
	Earnings	Profit	average
	per	for the	number
	share	year	of shares
	(restated)	(restated)	(restated)
	pence	£m	million
	=========	=========	=========
Basic, including exceptional items and goodwill amortisation	35.0	1,074	3,070
Exceptional operating items (note 3(a))	9.0	277	-
Exceptional non-operating items (note 3(b))	(10.4)	(322)	-
Exceptional tax credit (note 3(c))	(2.9)	(89)	-
Goodwill amortisation	3.2	99	-
	----------	----------	----------
Adjusted basic, excluding exceptional items and goodwill amortisation	33.9	1,039	3,070
Dilutive impact of employee share options	(0.1)	-	7
	----------	----------	----------
Adjusted diluted, excluding exceptional items and goodwill amortisation	33.8	1,039	3,077
Exceptional operating items (note 3(a))	(9.0)	(277)	-
Exceptional non-operating items (note 3(b))	10.4	322	-
Exceptional tax credit (note 3(c))	2.9	89	-
Goodwill amortisation	(3.2)	(99)	-
	----------	----------	----------
Diluted, including exceptional items and goodwill amortisation	34.9	1,074	3,077
	=========	=========	=========

b) Reconciliation of adjusted profit on ordinary activities before taxation to profit on ordinary activities before taxation

Years ended 31 March	2005	2004
		(restated)
	£m	£m
	========	========
Profit on ordinary activities before taxation	1,152	1,337
Exceptional operating items (note 3(a))	251	277
Exceptional non-operating items (note 3(b))	(83)	(322)
Goodwill amortisation	109	99
	--------	--------
Adjusted profit on ordinary activities before taxation	1,429	1,391
	========	========

6. Dividends

The National Grid Transco plc dividend for the year ended 31 March 2005 of £731m (2004: £609m) has been calculated on the basis of the number of National Grid Transco plc ordinary shares in issue and eligible for dividend, based on an ordinary interim dividend per share of 8.5p (2004: 7.91p) and the proposed 2005 final dividend per share of 15.2p (2004: 11.87p). This amounts to a total dividend per share for the year ended 31 March 2005 of 23.7p (2004: 19.78p).

7. Acquisitions

On 31 August 2004, the Group acquired the UK operations of Crown Castle International Corp. (Crown Castle UK) for consideration of £1,138m (including £14m of costs). A fair value of £516m has been ascribed to the net assets acquired, resulting in goodwill of £622m being recognised, which is being amortised over 20 years.

During the year, the Group also acquired a telecommunications tower operation in the US for £13m. The fair value of assets acquired was £10m, resulting in additional goodwill of £3m being recognised, which is being amortised over 20 years.

Total cash outflows for the acquisition of these businesses amounted to £1,151m.

8. Reconciliation of operating profit to net cash inflow from operating activities before exceptional items

Years ended 31 March	2005	2004
		(restated)
	£m	£m
	========	========
Operating profit of Group undertakings	1,845	1,830
Exceptional operating items	251	277
Depreciation and amortisation	1,132	1,117
Increase in working capital	(106)	(96)
Decrease in provisions	(35)	(95)
Share-based payment charges	16	25
	--------	--------
Net cash inflow from operating activities before exceptional items	3,103	3,058
	========	========

9. Reconciliation of net cash flow to movement in net debt

Years ended 31 March	2005	2004
	£m	£m
	========	========
Movement in cash and overdrafts	13	13
Net cash outflow from the management of liquid resources	54	48
(Increase)/decrease in borrowings	(1,068)	426
	--------	--------
Change in net debt resulting from cash flows	(1,001)	487
Exchange adjustments	112	534
Settlement of EPICs (note 3(b))	-	243
Other non-cash movements	(28)	(18)
	--------	--------
Movement in net debt in the year	(917)	1,246
Net debt at start of year	(12,632)	(13,878)
	--------	--------
Net debt at end of year	(13,549)	(12,632)
	========	========

During the year ended 31 March 2004 certain cross-currency swaps were terminated and £209m of cash was received. £61m of this cash flow was reported in the cash flow statement within the total of net cash outflow for returns on investments and servicing of finance amounting to £(692)m and £148m was reported within net cash inflow from financing. Termination of these cross-currency swaps also necessitated a retranslation of Euro denominated debt at new swapped rates amounting to £(140)m, which was reported within the exchange adjustments of £534m reported above.

10. Net debt

At 31 March	2005	2004
	£m	£m
	========	========
Cash and investments	670	616
Short-term debt including bank overdrafts	(3,256)	(1,706)
Long-term debt	(10,963)	(11,542)
	--------	--------
	(13,549)	(12,632)
	========	========

11. Exchange rates

The Group's results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to sterling exchange rates applied were:
	2005	2004
	========	========
Closing rate applied at year end	1.89	1.83
Average rate applied for the year	1.87	1.68
	========	========

12. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

Summarised financial statements on a US GAAP basis are set out in the Annual Report and Accounts. Details of the principal differences between UK and US GAAP are shown below.

a)   Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of UK GAAP:

Years ended 31 March	2005	2004
		(restated)	(i)
	£m	£m
	========	========
Net income under UK GAAP	908	1,074
	--------	--------
Adjustments to conform with US GAAP
Fixed assets - purchase of Lattice	(356)	(364)
Replacement expenditure (net of depreciation)	459	383
Pensions and other post-retirement benefits	59	7
Impairment of goodwill and other intangible assets	-	(31)
Financial instruments	254	82
Carrying value of EPICs liability	-	(226)
Severance and integration costs	62	-
Recognition of income	13	(9)
Goodwill amortisation	109	99
Intangibles amortisation	(8)	-
Restructuring - purchase of Lattice	2	2
Deferred taxation	(188)	(24)
Other	(10)	5
	--------	--------
Total US GAAP adjustments	396	(76)
	--------	--------
Net income under US GAAP	1,304	998
	========	========
Basic earnings per share - US GAAP	42.3p	32.5p
Diluted earnings per share - US GAAP	42.1p	32.4p
	=========	========

i) During the year ended 31 March 2005, the Group adopted FRS 20 "Share-based Payment". As a result prior year UK GAAP comparatives have been restated - see note 1.

12. Differences between UK and US Generally Accepted Accounting Principles ("GAAP") (continued)

(b) Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds that would have been required if US GAAP had been applied instead of UK GAAP:

At 31 March	2005	2004
		(restated)	(i)
	£m	£m
	========	========
Equity shareholders' funds under UK GAAP	1,359	1,221
	--------	--------
Adjustments to conform with US GAAP
Fixed assets - impact of Lattice purchase accounting and replacement expenditure	7,421	7,318
Goodwill - purchase of Lattice	3,820	3,820
Pensions and other post-retirement benefits	(1,001)	(1,069)
Financial instruments	117	(285)
Severance and integration liabilities	65	3
Recognition of income	(21)	(35)
Goodwill - other acquisitions	233	245
Intangibles - other acquisitions	212	-
Restructuring - purchase of Lattice	(2)	(4)
Ordinary dividends	469	366
Tangible fixed assets - reversal of partial release of impairment provision	(29)	(32)
Regulatory assets	162	128
Deferred taxation	(2,224)	(1,876)
Other	10	21
	--------	--------
Total US GAAP adjustments	9,232	8,600
	--------	--------
Equity shareholders' funds under US GAAP	10,591	9,821
	========	========

i) During the year ended 31 March 2005, the Group adopted FRS 20 "Share-based Payment". As a result prior year UK GAAP comparatives have been restated - see note 1.

Appendix A - Impact of conversion from UK GAAP to IFRS

A summary of the changes in operating profit, earnings (or net income), EPS and net assets from UK GAAP to IFRS for the year ended 31 March 2005 is provided on a summarised basis in the tables below:

(a) Unaudited operating profit reconciliation from UK GAAP to IFRS

For the year ended 31 March 2005	Underlying	(i)	Goodwill	Statutory
			amortisation and
			exceptional items
	£m		£m	£m
	============		============	============
Operating profit - UK GAAP	2,212		(360)	1,852
IFRS adjustments:
Replacement expenditure	336		-	336
Regulatory assets	269		(60)	209
Pensions and other post-retirement benefits	6		15	21
Goodwill amortisation	-		109	109
Profits on disposal of properties	62		-	62
Reclassification of share of JVs	(7)		-	(7)
Other	(12)		-	(12)
	------------		------------	------------
Operating profit - IFRS	2,866		(296)	2,570
	============		============	============

(b) Unaudited pre-tax profit reconciliation from UK GAAP to IFRS

For the year ended 31 March 2005	Underlying	(i)	Goodwill	Statutory
			amortisation and
			exceptional items
	£m		£m	£m
	============		============	============
Pre-tax profit - UK GAAP	1,429		(277)	1,152
IFRS adjustments:
Replacement expenditure	336		-	336
Regulatory assets	306		(60)	246
Pensions and other post-retirement benefits	42		15	57
Goodwill amortisation	-		109	109
Profits on disposal of properties	62		(62)	-
Reclassification of share of JVs	(2)		-	(2)
Other	(18)		-	(18)
	------------		------------	------------
Pre-tax profit - IFRS	2,155		(275)	1,880
	============		============	============

(i) The Group will report 'underlying' and 'statutory' performance measures under IFRS, in order to continue to provide a better illustration of the underlying business performance of the Group. Under UK GAAP, 'underlying' results exclude goodwill amortisation and exceptional items. Under IFRS, there is no goodwill amortisation and hence no need to exclude it for the purposes of showing 'underlying' results. IFRS 'underlying' results include profits or losses arising on the disposal of properties by SecondSite, the Group's property management business, which is considered to be part of the normal recurring operating activities of the Group. IFRS 'underlying' results exclude other material and significant non-recurring items or transactions that are similar in concept to exceptional items under UK GAAP. The impact of adjusting for goodwill amortisation and other material and significant non-recurring items is shown in the tables reconciling from UK GAAP to their equivalent IFRS measures.

Appendix A - Impact of conversion from UK GAAP to IFRS (continued)

(c) Unaudited earnings reconciliation from UK GAAP to IFRS

For the year ended 31 March 2005	Underlying	(i)	Goodwill	Statutory
			amortisation and
			exceptional items
	£m		£m	£m
	============		============	============
Earnings - UK GAAP	1,106		(198)	908
IFRS adjustments:
Replacement expenditure	236		-	236
Regulatory assets	187		(36)	151
Pensions and other post-retirement benefits	31		10	41
Goodwill amortisation	-		109	109
Deferred taxation	(11)		-	(11)
Profits on disposal of properties	62		(62)	-
Other	(10)		-	(10)
	------------		------------	------------
Net income - IFRS	1,601		(177)	1,424
	============		============	============

(d) Unaudited EPS reconciliation from UK GAAP to IFRS

For the year ended 31 March 2005	Underlying	(i)	Goodwill	Statutory
			amortisation and
			exceptional items
	pence		pence	pence
	============		============	============
EPS - UK GAAP	35.9		(6.4)	29.5
IFRS adjustments:
Replacement expenditure	7.7		-	7.7
Regulatory assets	6.0		(1.1)	4.9
Pensions and other post-retirement benefits	1.0		0.3	1.3
Goodwill amortisation	-		3.5	3.5
Deferred taxation	(0.4)		-	(0.4)
Profits on disposal of properties	2.0		(2.0)	-
Other	(0.3)		-	(0.3)
	------------		------------	------------
EPS - IFRS	51.9		(5.7)	46.2
	============		============	============

(i) The Group will report 'underlying' and 'statutory' performance measures under IFRS, in order to continue to provide a better illustration of the underlying business performance of the Group. Under UK GAAP, 'underlying' results exclude goodwill amortisation and exceptional items. Under IFRS, there is no goodwill amortisation and hence no need to exclude it for the purposes of showing 'underlying' results. IFRS 'underlying' results include profits or losses arising on the disposal of properties by SecondSite, the Group's property management business, which is considered to be part of the normal recurring operating activities of the Group. IFRS 'underlying' results exclude other material and significant non-recurring items or transactions that are similar in concept to exceptional items under UK GAAP. The impact of adjusting for goodwill amortisation and other material and significant non-recurring items is shown in the tables reconciling from UK GAAP to their equivalent IFRS measures.

Appendix A - Impact of conversion from UK GAAP to IFRS (continued)

(e) Unaudited net assets reconciliation from UK GAAP to IFRS

As at 31 March	2005
£m
============
Net assets - UK GAAP	1,391
IFRS adjustments:
Replacement expenditure	4,305
Regulatory assets	(2,663)
Pensions and other post-retirement benefits	(1,741)
Intangible assets other than goodwill (ii)	182
Goodwill (ii)	18
Deferred taxation	179
Proposed final dividend	469
Non-equity minority interests	(22)
Other	(23)
------------
Net assets - IFRS	2,095
============

The adjustments to net assets as summarised above are 'measurement' adjustments only. These are not intended to represent adjustments relating to balance sheet reclassifications, which will arise as a result of conversion to IFRS.

The unaudited differences between UK GAAP and IFRS as at 31 March 2005 set out above, do not reflect the impact of IAS39 which is being adopted by the Group with effect from 1 April 2005.

(ii) Business combinations - IFRS3 requires fair values to be attributed to certain items (e.g. intangibles) on a business combination, which are not recognised under UK GAAP. A corresponding reduction in goodwill (net of any deferred tax) arises as a result of this. The acquisition of the UK operations of Crown Castle International Corp. (Crown Castle UK) has resulted in recognition of certain intangibles, amounting to £188m at the date of acquisition, which are being amortised over the weighted average related assets useful lives of 17 years. In accordance with IFRS1, the Group has not restated any business combinations that occurred prior to 31 March 2004.